ZEN Graphene Solutions Named to the TSX Venture 50

Guelph, ON - February 24, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a next-gen nanomaterials technology company, is pleased to announce that it has been recognized as a Venture 50 company by the TSX Venture Exchange for 2020. The TSX Venture 50 is a ranking of the top performers on the TSX Venture Exchange over the last year based on three equally weighted criteria: market capitalization growth, share price appreciation, and trading volume.

Dr. Francis Dubé, Executive Chairman, commented: "We are extremely honoured to be recognized by the TMX Group. 2020 was a monumental year for ZEN that laid the foundation for what we believe is a growth story that is as exciting as it is unique. We are building on that foundation by bringing our graphene-based biocidal coating to the personal protective equipment and air filtrations markets and advancing our potential medical breakthrough for treating human-contracted pathogens. ZEN is also continuing research and development in other areas including advanced polymers, metal alloys and biomedical that not only help protect people and the environment, but also create significant shareholder value."

TMX Commentary

"Today we are very proud to recognize the remarkable success of our 2021 Venture 50 winners, and to honour the exemplary efforts of our early-stage growth companies to advance on their business initiatives and make a positive impact on the communities in which they operate, despite the challenging conditions of the past year," said Loui Anastasopoulos, President, Capital Formation and Enterprise Marketing Officer, TMX Group. "The Venture 50 celebrates important success stories from across our diversified issuer base and serves to highlight the strength of our world-leading two-tiered capital formation ecosystem."

About ZEN Graphene Solutions Ltd.

ZEN is a next-gen nanomaterials technology company developing graphene- based technologies that help protect people and the environment, as well as making existing products better. ZEN is currently focused on commercializing a patent pending graphene-based coating with 99% biocidal activity, including against COVID-19, and the potential to use this graphene compound as a pharmaceutical product against infectious disease. The company has a significant R&D pipeline with interest in polymers, monomers, metal alloys, corrosion coatings, biosensors along with graphene oxide and quantum dots production. The company additionally owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

For further information:

Dr. Francis Dubé, Executive Chairman

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.